Exhibit 99.2

WILDEBOER DELLELCE LLP

April 14, 2016

BY EMAIL

Ms. Sheree Ford

General Counsel and Corporate Secretary

InterOil Corporation

163 Penang Road

#06 – 02 Winsland House II

Singapore 238463

Dear Ms. Ford:

Proposed Meeting with the Board of Directors of InterOil Corporation

On behalf of the concerned InterOil shareholders (the “Concerned InterOil Shareholders”) who signed the requisition dated March 21, 2016 (the “Requisition”), Mr. Mulacek sincerely appreciates the offer of the Board of Directors (the “Board”) of InterOil Corporation (“InterOil”) to engage in discussions to consider the various corporate governance initiatives brought to the attention of the Board in the Requisition, as stated in your letter of April 11, 2016.

However, in view of the past actions of InterOil, the Concerned InterOil Shareholders do not believe it would be prudent for them to cease all shareholder communications for 15 business days while any discussions are underway, as the Board has requested. Unless and until a mutually acceptable resolution is reached, the Concerned InterOil Shareholders and advisers will continue to take any and all actions that they believe are necessary or desirable to call the special meeting according to the Requisition and allow shareholders an opportunity to voice their views on the resolutions proposed in the Requisition.

Mr. Mulacek is willing to meet with members of the Board at any mutually convenient place and time, provided there is a serious intent by the Board to address the various corporate governance initiatives in the Requisition. The Concerned InterOil Shareholders were very disappointed at the non-productive engagement of Mr. Finlayson and Mr. Chee at the meeting on Friday, April 8, 2016. The directors simply asked Mr. Mulacek to repeat what was already clearly stated in the Requisition and vaguely replied that they would consider the resolutions and respond when appropriate.

In order for any further meeting to be productive, it is important that the Board first provide a meaningful and considered proposal to the Concerned InterOil Shareholders to address the various corporate governance initiatives in the Requisition, which may be on a “without prejudice” basis. Once the Concerned InterOil Shareholders have received a constructive proposal, it would then be useful to meet and provide a formal response. We look forward to receiving your proposal soon on their behalf.

Sincerely,

/s/ MARK WILSON

Mark Wilson

Encl.

cc.	Mr. Phil E. Mulacek
cc.	Mr. Perry Dellelce, Wildeboer Dellelce LLP
cc.	Mr. Al Wiens, Wildeboer Dellelce LLP
cc.	Mr. Christopher Nixon, Stikeman Elliott LLP
cc.	Mr. Ben Hudy, Stikeman Elliott LLP